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Atlas Copco's Compressor Technique business area president to step down

Stockholm, Sweden, March 15, 2006: Bengt Kvarnbäck, Senior Executive Vice President of Atlas Copco AB and Business Area President for Compressor Technique, has expressed a wish to leave his position on July 1, 2006. The search for his replacement is in progress.

Compressor Technique, headquartered in Belgium, is Atlas Copco's largest business area. It consists of five divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental. Revenues were BSEK 21 in 2005, which corresponds to 39% of the Group's total revenues, and the operating margin was 19.5%.

Bengt Kvarnbäck, born in 1945, joined Atlas Copco in 1992 as Senior Executive Vice President Atlas Copco AB and Business Area President Industrial Technique. He assumed his current position in 1997. Bengt Kvarnbäck will continue to support the Atlas Copco Group management within the area of strategic business development on a part-time basis, and also serve on the board of some of Atlas Copco's companies of strategic importance.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53. Learn more on www.atlascopco.com.